CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

CANOPY GROWTH CORPORATION ANNOUNCES RESULTS OF SPECIAL SHAREHOLDER MEETING

Acquisition of remaining interest in Canopy Health Innovations also voted on by its shareholders

July 31, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) (“Canopy Growth” or “the Corporation”) is pleased to announce the results of the Special Meeting of Shareholders (“Special Meeting”) which took place on July 30, 2018.

At the Special Meeting, Shareholders approved the Amended and Restated Omnibus Incentive Plan (the “OIP”), as described in the Corporation’s management information circular dated June 13, 2018 (the “Special Meeting Circular”).  The detailed results of the votes for the approval of the OIP are provided below.

Special Item	Votes For	% Votes For	Votes Against	% Votes Against
Approval of OIP	49,935,537	89.8%	5,674,033	10.2%

The resolution authorizing the Corporation to amend the Corporation’s Articles of Incorporation to divide the number of issued and outstanding common shares of the Corporation on the basis of a range between two-for one and three-for-one, at the discretion of the Board of Directors of the Corporation (the “Board”), as described in Special Meeting Circular (the “Share Split Resolution”) was also approved at the Special Meetings by more than two-thirds of the votes by way of a show of hands.

In accordance with the Share Split Resolution, the Board may, in its sole discretion, (i) implement the stock split within the range stated above or (ii) decide not to proceed with the stock split without further approval or notice to the shareholders.

If the Board decides to implement the share split, shareholders will be notified by way of press release and provided with more detailed information, including the final split ratio, at such time.

Canopy Growth is also pleased to announce the successful results of the special meeting of shareholders of Canopy Health Innovations Inc. (“Canopy Health” or “CHI”) held in Toronto, Ontario to approve Canopy Growth’s acquisition of all of its unowned interest in Canopy Health and Canopy Animal Health Inc. (“CAH”) by way of a plan of arrangement (the “Arrangement”), as previously announced by Canopy Growth on May 15, 2018. The shareholder of CAH has also approved the Arrangement.

The detailed results of the votes for the Arrangement are provided below:

Special Item	Votes For	% Votes For	Votes Against	% Votes Against
Approval of the Arrangement	10,744,413	100%	0	0%

The above excludes votes which may not be included in determining minority approval pursuant to the rules of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions. A total of 89.69% of the issued and outstanding common shares of CHI were voted at the meeting.

With the requisite shareholder approvals obtained, a final order of the Ontario Superior Court of Justice approving the Arrangement will be sought on August 2, 2018. Provided the final order is obtained and the satisfaction or waiver of all other conditions specified in the definitive agreement dated May 14, 2018, as amended, it is expected that the Arrangement will be completed on or about August 3, 2018.

The Arrangement, when completed, will bring the Company’s affiliated research arm fully into the broader Canopy Growth family.

Here's to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. Canopy Growth has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Canopy Health Innovations

Canopy Health Innovations (Canopy Health) operates as an affiliated research arm of Canopy Growth Corporation and its subsidiaries. Canopy Health is soon to be owned fully by Canopy Growth and its business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Health is focused on providing more in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This, combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to conduct research, and develop safe, effective, natural medicines derived from cannabis.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “to amend”, “to divide”, “the Board may, in its sole discretion, (i) implement the stock split within the range stated above or (ii) decide not to proceed with the stock split without further approval or notice to the shareholders”, “a final order of the Ontario Superior Court of Justice approving the Arrangement”, “satisfaction or waiver of all other conditions specified in the definitive agreement”, “the Arrangement will be completed on or about August 3, 2018”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.